Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES

UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER 2024

AND AUDITED FINANCIAL RESULTS FOR FULL YEAR 2024

SHANGHAI, March 26, 2025 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors, today announced its unaudited financial results for the fourth quarter of 2024 and the audited financial results for the full year ended December 31, 2024.

FOURTH QUARTER 2024 FINANCIAL HIGHLIGHTS

•	Net revenues for the fourth quarter of 2024 were RMB651.9 million (US$89.3 million), an 18.5% decrease from the corresponding period in 2023 and a 4.6% decrease sequentially, mainly due to a decrease in distribution of insurance products.

Net revenues from mainland China for the fourth quarter of 2024 were RMB362.1 million (US$49.6 million), effectively flat when compared with the corresponding period in 2023. Net revenues from mainland China increased by 18.0% compared with the third quarter of 2024, mainly due to a 200.0% increase in distribution of public securities products amid stock market surges beginning from late September.

Net revenues from overseas for the fourth quarter of 2024 were RMB289.8 million (US$39.7 million), a 32.0% decrease from the corresponding period in 2023 and a 23.1% decrease sequentially, primarily due to decreases of revenue from distribution of overseas insurance products. Meanwhile the distribution of private equity products increased by 116.7% compared with the fourth quarter of 2023.

•	Starting from the fourth quarter of 2024, the Company discloses net revenues for each domestic and overseas business segment[1]. The Company believes that this will better reflect its recent operational adjustments and organizational restructuring, providing investors with a clearer understanding of the financial performance and strategic progress of each business segment:

o	Domestic public securities[2] is the business that distributes mutual funds and private secondary products. Net revenues for the fourth quarter of 2024 were RMB146.2 million (US$20.0 million).

o	Domestic asset management[3] is the business that manages RMB-denominated private equity funds and private secondary products. Net revenues for the fourth quarter of 2024 were RMB198.7 million (US$27.2 million).

o	Domestic insurance[4] is the business that distributes insurance products, consisting mainly of life and health insurance products. Net revenues for the fourth quarter of 2024 were RMB3.9 million (US$0.5 million).

o	Overseas wealth management[5] is the business that provides offline and online wealth management services. Net revenues for the fourth quarter of 2024 were RMB156.6 million (US$21.5 million).

o	Overseas asset management[6] is the business that manages USD-denominated private equity funds and private secondary products. Net revenues for the fourth quarter of 2024 were RMB101.4 million (US$13.9 million).

1 Solely for disclosure purposes, “domestic” and “overseas” as used here and throughout this press release refer to the Company’s businesses conducted in mainland China and outside of mainland China, respectively.

2 Operates under the Noah Upright brand

3 Operates under the Gopher Asset Management brand

4 Operates under the Glory brand

5 Operates under the ARK Wealth Management brand

6 Operates under the Olive Asset Management brand

o	Overseas insurance and comprehensive services[7] is the business that provides comprehensive overseas services such as insurance, trust services and other services. Net revenues for the fourth quarter of 2024 were RMB31.9 million (US$4.4 million).

o	Headquarters reflects revenue generated from corporate operations at the Company’s headquarters in Shanghai as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments. Net revenues during the fourth quarter of 2024 were RMB13.2 million (US$1.8 million).

Net Revenues under the segmentation adopted in Q4 2024 is as follows:

(RMB millions)	Q4 2024[8]
Domestic public securities	146.2
Domestic asset management	198.7
Domestic insurance	3.9
Overseas wealth management	156.6
Overseas asset management	101.4
Overseas insurance and comprehensive services	31.9
Headquarters	13.2
Total net revenues	651.9

Net Revenues under the traditional segmentation is as follows:

(RMB millions, except percentages)	Q4 2023	Q4 2024	YoY Change
Wealth management	610.3	457.4	(25.1)%
Asset management	186.2	185.7	(0.2)%
Other businesses	3.0	8.8	192.6%
Total net revenues	799.5	651.9	(18.5)%

Net Revenues by geography is as follows:

(RMB millions, except percentages)	Q4 2023	Q4 2024	YoY Change
Mainland China	373.3	362.1	(3.0)%
Overseas	426.2	289.8	(32.0)%
Total net revenues	799.5	651.9	(18.5)%

7 Operates under the Glory Family Heritage brand

8 The financial information under the segmentation adopted in Q4 2024 presented in this press release does not include a retrospective recast of the financial information of the prior year in accordance with this segmentation, as this segmentation reflects the Company’s operational adjustments and organizational restructuring in 2024 and the costs and expenses in the Company’s income statements could not be reallocated retrospectively under this segmentation.

•	Income from operations for the fourth quarter of 2024 was RMB137.6 million (US$18.8 million), a 37.7% decrease from the corresponding period in 2023 and a decrease of 42.9% sequentially, primarily due to a decrease in net revenues.

Income from operations under the traditional segmentation is as follows:

(RMB millions, except percentages)	Q4 2023	Q4 2024	YoY Change
Wealth management	150.7	74.3	(50.7)%
Asset management	95.5	94.0	(1.6)%
Other businesses	(25.5)	(30.7)	20.6%
Total income from operations	220.7	137.6	(37.7)%

•	Net income attributable to Noah shareholders for the fourth quarter of 2024 was RMB109.8 million (US$15.0 million), a 49.3% decrease from the corresponding period in 2023, primarily due to a 37.7% decrease in income from operations, a 183.6% increase in income tax expenses associated with a dividend withholding tax for offshore dividend payments from PRC subsidiaries, and losses relating to investments in affiliates. Net income attributable to Noah shareholders decreased by 18.3% sequentially, primarily due to a 42.9% decrease in income from operations, partially offset by a 35.7% increase from interest income and RMB43.8 million (US$6.0 million) of other income relating to foreign exchange gains.

•	Non-GAAP[9] net income attributable to Noah shareholders for the fourth quarter of 2024 was RMB132.4 million (US$18.1 million), a 43.3% decrease from the corresponding period in 2023 and a 12.0% decrease from the third quarter of 2024.

FULL YEAR 2024 FINANCIAL HIGHLIGHTS

•	Net revenues in the full year 2024 were RMB2,601.0 million (US$356.3 million), a 21.1% decrease from 2023, mainly due to a decrease in distribution of insurance products.

Net revenues from mainland China in the full year 2024 were RMB1,348.9 million (US$184.8 million), a 27.5% decrease from the corresponding period in 2023, primarily due to decreases in revenue from distribution of domestic insurance products and recurring service fees from private equity products.

Net revenues from overseas in the full year 2024 were RMB1,252.1 million (US$171.5 million), a 12.7% decrease from the corresponding period in 2023, primarily due to a decrease of 21.9% in revenue from overseas insurance products distribution and a decrease of 36.9% in revenue from other services provided to offshore high-net-worth investors, which were partially offset by an increase of 5.1% in recurring service fees from the Company’s expanding overseas investment products portfolio.

9 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, non-cash settlement expenses or reversal and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

Net Revenues under the segmentation adopted in Q4 2024 is as follows:

(RMB millions)	FY 2024[10]
Domestic public securities	488.7
Domestic asset management	772.1
Domestic insurance	42.9
Overseas wealth management	674.7
Overseas asset management	438.5
Overseas insurance and comprehensive services	138.9
Headquarters	45.2
Total net revenues	2,601.0

Net Revenues under the traditional segmentation is as follows:

(RMB millions, except percentages)	FY 2023	FY 2024	YoY Change
Wealth management	2,491.2	1,800.7	(27.7)%
Asset management	766.2	767.4	0.2%
Other businesses	37.3	32.9	(11.7)%
Total net revenues	3,294.7	2,601.0	(21.1)%

Net Revenues by geography is as follows:

(RMB millions, except percentages)	FY 2023	FY 2024	YoY Change
Mainland China	1,861.3	1,348.9	(27.5)%
Overseas	1,433.4	1,252.1	(12.7)%
Total net revenues	3,294.7	2,601.0	(21.1)%

•	Income from operations in the full year 2024 was RMB633.9 million (US$86.8 million), a 42.3% decrease from 2023, mainly due to (i) a 21.1% decrease in net revenues and (ii) a 48.6% decrease in government subsidies, partially offset by (i) a 7.4% decrease in total compensation and benefits and (ii) a 44.6% decrease in selling expenses.

10 The financial information under the segmentation adopted in Q4 2024 presented in this press release does not include a retrospective recast of the financial information of the prior year in accordance with this segmentation, as this segmentation reflects the Company’s operational adjustments and organizational restructuring in 2024 and the costs and expenses in the Company’s income statements could not be reallocated retrospectively under this segmentation.

•	Income from operations under the traditional segmentation is as follows:

(RMB millions, except percentages)	FY 2023	FY 2024	YoY Change
Wealth management	809.9	344.0	(57.5)%
Asset management	386.7	387.9	0.3%
Other businesses	(98.6)	(98.0)	(0.6)%
Total income from operations	1,097.9	633.9	(42.3)%

•	Net income attributable to Noah shareholders in the full year 2024 was RMB475.4 million (US$65.1 million), a 52.9% decrease from 2023, mainly due to a 42.3% decrease in income from operations and a loss from equity in affiliates recorded in 2024.

•	Non-GAAP net income attributable to Noah shareholders in the full year 2024 was RMB550.2 million (US$75.4 million), a 46.0% decrease from 2023.

FOURTH QUARTER AND FULL YEAR 2024 OPERATIONAL UPDATES

Wealth Management Business

Noah offers global investment products and provides value-added services to global Mandarin-speaking high-net-worth investors in its wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB, USD and other currencies.

•	Total number of registered clients as of December 31, 2024 was 462,049, a 1.4% increase from December 31, 2023 and a 0.4% increase from September 30, 2024. Among registered clients as of December 31, 2024, the number of overseas registered clients was 17,654, a 18.3% increase from December 31, 2023, and a 2.1% increase from September 30, 2024.

•	Total number of active clients[11] for the fourth quarter of 2024 was 8,862, a decrease of 1.9% from the fourth quarter of 2023 and a 12.8% increase from the third quarter of 2024. Among active clients during the fourth quarter of 2024, the number of overseas active clients was 2,914, a 15.8% increase from the fourth quarter of 2023 and a 7.2% decrease from the third quarter of 2024.Total number of active clients in the full year 2024 was 17,210, a decrease of 23.4% from 2023. Among active clients during the full year 2024, the number of overseas active clients was 5,544, a 19.8% increase from 2023.

•	Aggregate value of investment products distributed during the fourth quarter of 2024 was RMB16.3 billion (US$2.2 billion), a 1.7% decrease from the corresponding period in 2023. The aggregate value of investment products distributed increased by 14.0% sequentially, mainly due to an increase in distribution of private secondary products and mutual fund products. Among the investment products distributed during the fourth quarter of 2024, Noah distributed RMB7.1 billion (US$1.0 billion) of overseas investment products, a 19.7% increase from the corresponding period of 2023, primarily due to a 60.7% and 116.7% increase in distribution of overseas mutual fund products and private equity products, respectively.

11 “Active clients” for a given period refers to registered investors who purchase investment products distributed or receive services provided by us during that given period.

•	The aggregate value of investment products distributed, categorized by product type, is as follows:

	Three months ended December 31,
	2023		2024
	(RMB in billions, except percentages)
Mutual fund products	10.9	66.0%	9.8	60.1%
Private secondary products	4.2	25.1%	4.7	28.8%
Private equity products	0.7	4.3%	1.3	8.0%
Other products[12]	0.7	4.6%	0.5	3.1%
All products	16.5	100.0%	16.3	100.0%

The aggregate value of investment products distributed, categorized by geography, is as follows：

Type of products in mainland China	Three months ended December 31,
	2023		2024
	(RMB in billions, except percentages)
Mutual fund products	8.9	84.0%	6.6	71.7%
Private secondary products	1.5	14.2%	2.4	26.1%
Private equity products	0.1	0.9%	-	-
Other products	0.1	0.9%	0.2	2.2%
All products in mainland China	10.6	100.0%	9.2	100.0%

Type of overseas products	Three months ended December 31,
	2023		2024
	(RMB in billions, except percentages)
Mutual fund products	2.0	33.8%	3.2	45.1%
Private secondary products	2.7	45.8%	2.3	32.4%
Private equity products	0.6	10.2%	1.3	18.3%
Other products	0.6	10.2%	0.3	4.2%
All Overseas products	5.9	100.0%	7.1	100.00%

•	Aggregate value of investment products distributed during the full year 2024 was RMB63.9 billion (US$8.8 billion), a 13.8% decrease from 2023, primarily due to a 35.3% decrease in distribution of domestic mutual fund products. Among the investment products distributed during the full year 2024, Noah distributed RMB31.1 billion (US$4.3 billion) of overseas investment products, a 30.7% increase from the corresponding period of 2023, primarily due to a 69.5% and 77.8% increase in distribution of overseas mutual fund products and private equity products, respectively.

12 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

•	The aggregate value of investment products distributed, categorized by product type, is as follows:

	Twelve months ended December 31,
	2023		2024
	(RMB in billions, except percentages)
Mutual fund products	47.9	64.6%	39.6	62.0%
Private secondary products	18.4	24.8%	16.2	25.3%
Private equity products	3.3	4.5%	4.8	7.5%
Other products	4.5	6.1%	3.3	5.2%
All products	74.1	100.0%	63.9	100.0%

The aggregate value of investment products distributed, categorized by geography, is as follows：

Type of products in mainland China	Twelve months ended December 31,
	2023		2024
	(RMB in billions, except percentages)
Mutual fund products	39.7	78.9%	25.7	78.4%
Private secondary products	7.8	15.5%	5.4	16.4%
Private equity products	0.6	1.2%	-	-
Other products	2.2	4.4%	1.7	5.2%
All products in mainland China	50.3	100.0%	32.8	100.0%

Type of overseas products	Twelve months ended December 31,
	2023		2024
	(RMB in billions, except percentages)
Mutual fund products	8.2	34.5%	13.9	44.8%
Private secondary products	10.6	44.5%	10.8	34.7%
Private equity products	2.7	11.3%	4.8	15.4%
Other products	2.3	9.7%	1.6	5.1%
All Overseas products	23.8	100.0%	31.1	100.0%

•	Coverage network in mainland China included 11 cities as of December 31, 2024, compared with 44 cities as of December 31, 2023, and 13 cities as of September 30, 2024, primarily due to the continued streamlining of the Company’s domestic coverage network.

•	Aggregate number of overseas relationship managers was 138 as of December 31, 2024, an increase of 55.1% from December 31, 2023, and a decrease of 5.5% from September 30, 2024.

Asset Management Business

Noah's asset management business is conducted through Gopher Asset Management Co., Ltd. ("Gopher Asset Management"), a leading multi-asset manager in China, and Olive Asset Management Co., Ltd. (“Olive Asset Management”), the Company’s recently launched overseas asset management brand focused on providing global investment solutions with offices in Hong Kong and the United States. Gopher Asset Management and Olive Asset Management develop and manage assets ranging from private equity, real estate, public securities to multi-strategy investments denominated in RMB, USD and other currencies.

•	Total assets under management as of December 31, 2024 remained stable at RMB151.5 billion (US$20.8 billion), compared with RMB150.1 billion as of September 30, 2024 and RMB154.6 billion as of December 31, 2023, mainly due to exchange rate fluctuations affecting the value of overseas assets under management.

Mainland China assets under management as of December 31, 2024 were RMB108.9 billion (US$14.9 billion), compared with RMB118.6 billion as of December 31, 2023, and RMB110.6 billion as of September 30, 2024.

Overseas assets under management as of December 31, 2024 were RMB42.6 billion (US$5.8 billion), compared with RMB36.0 billion as of December 31, 2023, and RMB39.5 billion as of September 30, 2024.

Total assets under management, categorized by investment type, are as follows:

Investment type	As of September 30, 2024		Growth	Allocation/ Redemption[13]	As of December 31, 2024
	(RMB billions, except percentages)
Private equity	130.1	86.7%	0.4	(1.0)	131.5	86.8%
Public securities[14]	9.9	6.6%	1.4	1.9	9.4	6.2%
Real estate	5.5	3.7%	0.1	(0.6)	6.2	4.1%
Multi-strategies	4.1	2.7%	-	0.2	3.9	2.6%
Others	0.5	0.3%	-	-	0.5	0.3%
All Investments	150.1	100.0%	1.9	0.5	151.5	100.0%

Investment type	As of December 31, 2023		Growth	Allocation/ Redemption	As of December 31, 2024
	(RMB billions, except percentages)
Private equity	132.2	85.5%	2.6	3.3	131.5	86.8%
Public securities	11.5	7.4%	8.9	11.0	9.4	6.2%
Real estate	6.2	4.0%	0.5	0.5	6.2	4.1%
Multi-strategies	4.2	2.8%	-	0.3	3.9	2.6%
Others	0.5	0.3%	0.1	0.1	0.5	0.3%
All Investments	154.6	100.0%	12.1	15.2	151.5	100.0%

13 The asset allocation/redemption of overseas investment products includes the fluctuation result of foreign currencies exchange rate.

14 The asset allocation/redemption of public securities also includes market appreciation or depreciation.

Total assets under management, categorized by geography, are as follows:

Mainland China Investment type	As of September 30, 2024		Growth	Allocation/ Redemption	As of December 31, 2024
	(RMB billions, except percentages)
Private equity	100.1	90.5%	-	1.5	98.6	90.5%
Public securities	5.5	5.0%	0.4	0.6	5.3	4.9%
Real estate	2.2	2.0%	-	-	2.2	2.0%
Multi-strategies	2.3	2.0%	-	-	2.3	2.1%
Others	0.5	0.5%	-	-	0.5	0.5%
All Investments	110.6	100.0%	0.4	2.1	108.9	100.0%

Mainland China Investment type	As of December 31, 2023		Growth	Allocation/ Redemption	As of December 31, 2024
	(RMB billions, except percentages)
Private equity	105.2	88.7%	-	6.6	98.6	90.5%
Public securities	7.1	6.0%	1.0	2.8	5.3	4.9%
Real estate	3.2	2.7%	-	1.0	2.2	2.0%
Multi-strategies	2.6	2.2%	-	0.3	2.3	2.1%
Others	0.5	0.4%	0.1	0.1	0.5	0.5%
All Investments	118.6	100.0%	1.1	10.8	108.9	100.0%

Overseas Investment type	As of September 30, 2024		Growth	Allocation/ Redemption	As of December 31, 2024
	(RMB billions, except percentages)
Private equity	30.0	75.9%	0.4	(2.5)	32.9	77.2%
Public securities	4.4	11.1%	1.0	1.3	4.1	9.6%
Real estate	3.3	8.4%	0.1	(0.6)	4.0	9.4%
Multi-strategies	1.8	4.6%	-	0.2	1.6	3.8%
All Investments	39.5	100.0%	1.5	(1.6)	42.6	100.0%

Overseas Investment type	As of December 31, 2023		Growth	Allocation/ Redemption	As of December 31, 2024
	(RMB billions, except percentages)
Private equity	27.0	75.1%	2.6	(3.3)	32.9	77.2%
Public securities	4.4	12.2%	7.9	8.2	4.1	9.6%
Real estate	3.0	8.3%	0.5	(0.5)	4.0	9.4%
Multi-strategies	1.6	4.4%	-	-	1.6	3.8%
All Investments	36.0	100.0%	11.0	4.4	42.6	100.0%

Other Businesses

Noah's other businesses mainly include providing clients with additional comprehensive services and investment products. Operating results for other businesses (under the Company’s traditional segmentation) also include headquarters rental income, depreciation and amortization, as well as operating expenses.

Ms. Jingbo Wang, co-founder and chairwoman of Noah, commented, “As we close out 2024, I am proud of the significant progress we've made in transforming and adapting ourselves over the past year. Leveraging our expertise in alternative investments and extensive network of Mandarin-speaking HNWIs, we are determined to not only grow in tandem with our clients as they venture overseas but also expand our business internationally to target underserved new and established Mandarin-speaking immigrants in those markets. With our client base and infrastructure growing globally, our international expansion is gaining significant growth momentum. This is clearly reflected in our financial performance for the year where overseas revenue accounted for 48% of total revenues, transaction value of overseas products increased 30% to US$4.3 billion, and overseas assets under management increased 18% to US$5.8 billion when compared to last year.”

“We launched new internationally-focused brands during the year that will lead our efforts to not only service existing clients but also facilitate engagement with new clients in Southeast Asia, Canada, and Japan. Our team of overseas relationship managers grew to 138 in 2024, who are driving this expansion by blending our wealth management, asset management, and integrated global inheritance services to craft comprehensive global solutions that address the specific needs of each target client segment.”

“As we enter 2025, we are poised to build on the momentum we picked up last year where our strategic focus will be squarely on expanding our client base both domestically and internationally. The global infrastructure we are building will deepen our reach into markets with large Mandarin-speaking communities globally, significantly expanding opportunities to acquire new clients with our competitive investment solutions and renowned service standards, and will drive long-term sustainable growth going forward. We recognize that we are still in the early stages of this global expansion and place significant value on delivering sustained returns to the shareholders who join us for this journey. We are committed to sharing our success going forward and are pleased to announce that the Board has approved an annual dividend and a special dividend, which together amount to RMB550 million, equivalent to 100% of our full-year 2024 non-GAAP net income attributable to Noah shareholders.”

FOURTH QUARTER 2024 FINANCIAL RESULTS15

Net Revenues

Net revenues for the fourth quarter of 2024 were RMB651.9 million (US$89.3 million), an 18.5% decrease from the corresponding period in 2023.

•	Wealth Management Business

•	Net revenues from one-time commissions for the fourth quarter of 2024 were RMB133.8 million (US$18.3 million), a 56.3% decrease from the corresponding period in 2023, primarily due to a decrease in distribution of overseas insurance products.

•	Net revenues from recurring service fees for the fourth quarter of 2024 were RMB248.7 million (US$34.1 million), a 1.8% decrease from the corresponding period in 2023.

•	Net revenues from performance-based income for the fourth quarter of 2024 were RMB34.6 million (US$4.7 million), compared with RMB0.1 million in the corresponding period of 2023, primarily due to an increase in performance-based income from public securities products.

•	Net revenues from other service fees for the fourth quarter of 2024 were RMB40.2 million (US$5.5 million), a 20.2% decrease from the corresponding period in 2023, primarily due to a decrease in the value-added services offered to high-net-worth clients.

15 To provide meaningful comparative information for investors, the quarter-to-quarter analyses presented below are based on the traditional segmentation adopted by the Company (where applicable).

•	Asset Management Business

•	Net revenues from recurring service fees for the fourth quarter of 2024 were RMB170.4 million (US$23.3 million), a 2.3% decrease from the corresponding period in 2023.

•	Net revenues from performance-based income for the fourth quarter of 2024 were RMB14.5 million (US$2.0 million), a 23.4% increase from the corresponding period in 2023, primarily due to an increase in performance-based income from real estate managed by Olive Asset Management.

•	Other Businesses

•	Net revenues for the fourth quarter of 2024 were RMB8.8 million (US$1.2 million), compared with RMB3.0 million in the corresponding period in 2023.

Operating Costs and Expenses

Operating costs and expenses for the fourth quarter of 2024 were RMB514.3 million (US$70.5 million), an 11.1% decrease from the corresponding period in 2023. Operating costs and expenses primarily consisted of (i) compensation and benefits of RMB353.7 million (US$48.5 million); (ii) selling expenses of RMB78.9 million (US$10.8 million); (iii) general and administrative expenses of RMB73.5 million (US$10.1 million); (iv) provision for credit losses of RMB18.9 million (US$2.6 million); and (v) other operating expenses of RMB17.2 million (US$2.4 million).

•	Operating costs and expenses for the wealth management business for the fourth quarter of 2024 were RMB383.1 million (US$52.5 million), a 16.7% decrease from the corresponding period in 2023, primarily due to decreases of 52.8% in selling expenses and 34.5% in general and administrative expenses and partially offset by an increase in compensation and benefits relating to new grant of restricted share units to employees.

•	Operating costs and expenses for the asset management business for the fourth quarter of 2024 were RMB91.8 million (US$12.6 million), a 1.2% increase from the corresponding period in 2023.

•	Operating costs and expenses for other businesses for the fourth quarter of 2024 were RMB39.5 million (US$5.4 million), a 38.7% increase from the corresponding period in 2023, due to an increase in recorded credit losses.

Operating Margin

Operating margin for the fourth quarter of 2024 was 21.1%, compared with 27.6% for the corresponding period in 2023.

•	Operating margin for the wealth management business for the fourth quarter of 2024 was 16.3%, compared with 24.7% for the corresponding period in 2023.

•	Operating margin for the asset management business for the fourth quarter of 2024 was 50.6%, compared with 51.3%% for the corresponding period in 2023.

•	Loss from other businesses for the fourth quarter of 2024 was RMB30.7 million (US$4.2 million), compared with RMB25.5 million in the corresponding period of 2023, primarily due to an increase in provision for credit losses.

Interest Income

Interest income for the fourth quarter of 2024 was RMB38.6 million (US$5.3 million), a 13.1% decrease from the corresponding period in 2023.

Investment Income/loss

Investment income for the fourth quarter of 2024 was RMB18.2 million (US$2.5million), compared with investment loss of RMB53.6 million for the corresponding period in 2023, primarily due to unrealized income from fair value changes on certain equity investments.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2024 were RMB96.6 million (US$13.2 million), a 183.6% increase from the corresponding period in 2023, due to increases in effective tax rate relating to dividend withholding tax and certain unrealized tax losses in mainland China.

Net Income

•	Net Income

•	Net income for the fourth quarter of 2024 was RMB113.7 million (US$15.6 million), a 46.7% decrease from the corresponding period in 2023.

•	Net margin for the fourth quarter of 2024 was 17.4%, compared with 26.7% for the corresponding period in 2023.

•	Net income attributable to Noah shareholders for the fourth quarter of 2024 was RMB109.8 million (US$15.0 million), a 49.3% decrease from the corresponding period in 2023.

•	Net margin attributable to Noah shareholders for the fourth quarter of 2024 was 16.8%, compared with 27.1% for the corresponding period in 2023.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the fourth quarter of 2024 was RMB1.56 (US$0.21) and RMB1.55 (US$0.21), respectively, compared with RMB3.12 and RMB3.12 respectively, for the corresponding period in 2023.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2024 was RMB132.4 million (US$18.1 million), a 43.3% decrease from the corresponding period in 2023.

•	Non-GAAP net margin attributable to Noah shareholders for the fourth quarter of 2024 was 20.3%, compared with 29.2% for the corresponding period in 2023.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the fourth quarter of 2024 was RMB1.87 (US$0.26), compared with RMB3.36 for the corresponding period in 2023.

FULL YEAR 2024 FINANCIAL RESULTS16

Net Revenues

Net revenues for the full year 2024 were RMB2,601.0 million (US$356.3 million), a 21.1% decrease from 2023, primarily due to a decrease in one-time commissions associated with Noah’s wealth management business.

•	Wealth Management Business

•	Net revenues from one-time commissions for 2024 were RMB631.7 million (US$86.5 million), a 41.6% decrease from 2023, primarily due to a decrease in the distribution of insurance products.

16 To provide meaningful comparative information for investors, the year-to-year analyses presented below are based on the traditional segmentation adopted by the Company (where applicable).

•	Net revenues from recurring service fees for 2024 were RMB979.3 million (US$134.2 million), an 11.1% decrease from 2023, mainly due to a decrease in recurring service fees generated from private secondary and private equity products.

•	Net revenues from performance-based income for 2024 were RMB48.7 million (US$6.7 million), a 43.4% decrease from 2023, primarily due to a decrease in performance-based income from private equity products.

•	Net revenues from other service fees for 2024 were RMB141.0 million (US$19.3 million), a 36.2% decrease from 2024, primarily due to fewer value-added services Noah provided to its high-net-worth clients.

•	Asset Management Business

•	Net revenues from recurring service fees for 2024 were RMB662.5 million (US$90.8 million), a 7.0% decrease from 2023.

•	Net revenues from performance-based income for 2024 were RMB103.7 million (US$14.2 million), a 103.0% increase from 2023, primarily due to an increase in performance-based income from private equity products.

•	Other Businesses

•	Net revenues for 2024 were RMB32.9 million (US$4.5 million), an 11.7% decrease from 2023.

Operating costs and expenses

Operating costs and expenses for 2024 were RMB1,967.1 million (US$269.5 million), a 10.5% decrease from 2023. Operating costs and expenses for 2024 primarily consisted of (i) compensation and benefits of RMB1,349.5 million (US$184.9 million); (ii) selling expenses of RMB269.0 million (US$36.9 million); (iii) general and administrative expenses of RMB296.8 million (US$40.7 million); (iv) provision for credit losses of RMB23.9 million (US$3.3 million); and (v) other operating expenses of RMB93.2 million (US$12.8 million).

•	Operating costs and expenses for the wealth management business for 2024 were RMB1,456.7 million (US$199.6 million), a 13.4% decrease from 2023, primarily due to a decrease in selling expenses as well as compensation and benefits.

•	Operating costs and expenses for the asset management business for 2024 were RMB379.5 million (US$52.0 million), effectively flat when compared with the corresponding period in 2023.

•	Operating costs and expenses for other businesses for 2024 were RMB131.0 million (US$17.9 million), a 3.7% decrease from 2023, primarily due to a decrease in other operating expenses.

Operating Margin

Operating margin for 2024 was 24.4%, compared with 33.3% for 2023.

•	Operating margin for the wealth management business for 2024 was 19.1%, compared with 32.5% for 2023.

•	Operating margin for the asset management business for 2024 was 50.5%, compared with 50.5% for 2023.

•	Loss from other businesses for 2024 was RMB98.0 million (US$13.4 million), compared with an operating loss of RMB98.6 million for 2023.

Interest Income

Interest income for 2024 was RMB155.8 million (US$21.3 million), a 3.8% decrease from the corresponding period in 2023.

Investment Loss/Income

Investment income for 2024 was RMB50.2 million (US$6.9 million), compared with investment loss of RMB61.5 million for 2023.

Income Tax Expenses

Income tax expenses for 2024 were RMB268.6 million (US$36.8 million), a 2.4% increase from 2023.

Net Income

•	Net Income

•	Net income for 2024 was RMB487.0 million (US$66.7 million), a 51.3% decrease from 2023.

•	Net margin for 2024 was 18.7%, compared with 30.4% for 2023.

•	Net income attributable to Noah shareholders for 2024 was RMB475.4 million (US$65.1million), a 52.9% decrease from 2023.

•	Net margin attributable to Noah shareholders for 2024 was 18.3%, compared with 30.6% for the corresponding period in 2023.

•	Net income attributable to Noah shareholders per basic and diluted ADS for 2024 was RMB6.78 (US$0.93) and RMB6.75 (US$0.92), respectively, compared with RMB14.53 and RMB14.53, respectively, for the corresponding period in 2023.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for 2024 was RMB550.2 million (US$75.4 million), a 46.0% decrease from 2023.

•	Non-GAAP net margin attributable to Noah shareholders for 2024 was 21.2%, compared with 30.9% for the corresponding period in 2023.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for 2024 was RMB7.81 (US$1.07), compared with RMB14.66 for the corresponding period in 2023.

BALANCE SHEET AND CASH FLOW

As of December 31, 2024, the Company had RMB3,822.3 million (US$523.7 million) in cash and cash equivalents, compared with RMB5,192.1 million as of December 31, 2023 and RMB3,435.8 million as of September 30, 2024.

Net cash inflow from the Company’s operating activities during the fourth quarter of 2024 was RMB282.3 million (US$38.7 million), compared with RMB152.5 million in the corresponding period in 2023, mainly due to cash inflow generated from net income from operations. Net cash inflow from the Company’s operating activities in 2024 was RMB387.3 million (US$53.1 million), compared with RMB1,318.3 million in 2023, primarily due to a decrease in net come and an increase in trading debt products in 2024.

Net cash inflow from the Company’s investing activities during the fourth quarter of 2024 was RMB72.9 million (US$10.0 million), compared with net cash inflow of RMB226.8 million in the corresponding period in 2023. Net cash outflow from the Company’s investing activities in 2024 was RMB840.8 million (US$115.2 million), compared to net cash outflow of RMB247.1 million in 2023, primarily due to various purchases of term deposits in 2024.

Net cash outflow from the Company’s financing activities was RMB66.6 million (US$9.1 million) in the fourth quarter of 2024, compared to net cash outflow of RMB94.0 million in the corresponding period in 2023. Net cash outflow from the Company’s financing activities in 2024 was RMB1,134.2 million (US$155.4 million), compared to net cash outflow of RMB199.8 million in 2023, primarily due to payment of the final dividend to the Company’s shareholders in 2024.

ANNUAL AND SPECIAL DIVIDEND

On March 25, 2025, the Company's Board of Directors (the “Board”) approved an annual dividend of approximately RMB275.0 million (US$37.7 million) in total, which is equivalent to 50% of full year 2024 non-GAAP net income attributable to Noah shareholders, in accordance with the capital management and shareholder return policy (the "Policy") adopted on November 29, 2023. The Board has also approved a non-recurring special dividend of approximately RMB275.0 million (US$37.7 million) in total. The annual and special dividend payment plan will be reviewed during and announced after the Annual General Meeting, which is expected to be held in June 2025.

CONFERENCE CALL

The Company's senior management will host an earnings conference call to discuss its Q4 and full year 2024 Results and recent business activities. Details of the conference call are as follows:

Zoom webinar details
Conference title	Noah Holdings 4Q and Full Year 2024 Earnings Conference Call
Date/Time	Tuesday, March 25, 2025 at 8:00 p.m., U.S. Eastern Time Wednesday, March 26, 2025 at 8:00 a.m., Hong Kong Time
Dial in:
– Hong Kong Toll Free:	800-963976
– United States Toll Free:	1-888-317-6003
– Mainland China Toll Free:	4001-206115
– International Toll:	1-412-317-6061
Participant Password:	3516952

A telephone replay will be available starting approximately one hour after the end of the conference until April 1, 2025 at 1-877-344-7529 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 2095416.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, non-cash settlement expenses or reversal and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for mandarin-speaking high-net-worth investors. Noah's American depositary shares, or ADSs, are listed on the New York Stock Exchange under the symbol "NOAH", and its shares are listed on the main board of the Hong Kong Stock Exchange under the stock code "6686." One ADS represents five ordinary shares, par value $0.00005 per share.

In 2024, Noah distributed RMB63.9 billion (US$8.8 billion) of investment products. Through Gopher Asset Management and Olive Asset Management, Noah had assets under management of RMB151.5 billion (US$20.8 billion) as of December 31, 2024.

Noah's domestic and overseas wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah's network covers major cities in mainland China, as well as Hong Kong (China), New York, Silicon Valley, Singapore, and Los Angeles. The Company’s wealth management business had 462,049 registered clients as of December 31, 2024. Through its domestic and overseas asset management business operated by Gopher Asset Management and Olive Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. The Company also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the fourth quarter of 2024 and audited financial results for the full year ended December 31, 2024 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2993 to US$1.00, the effective noon buying rate for December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8292

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited
Condensed Consolidated Balance Sheets

	As of
	September 30,	December 31,	December 31,
	2024 (unaudited)	2024 (Audited)	2024 (Audited)
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	3,435,758	3,822,339	523,658
Restricted cash	5,786	8,696	1,191
Short-term investments	1,297,914	1,274,609	174,621
Accounts receivable, net	460,076	473,490	64,868
Amounts due from related parties	468,264	499,524	68,435
Loans receivable, net	179,089	169,108	23,168
Other current assets	246,451	226,965	31,091
Total current assets	6,093,338	6,474,731	887,032
Long-term investments, net	960,572	971,099	133,040
Investment in affiliates	1,404,501	1,373,156	188,122
Property and equipment, net	2,395,438	2,382,247	326,367
Operating lease right-of-use assets, net	121,435	121,115	16,593
Deferred tax assets	400,447	319,206	43,731
Other non-current assets	145,394	137,291	18,809
Total Assets	11,521,125	11,778,845	1,613,694
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	270,282	412,730	56,544
Income tax payable	130,136	63,892	8,753
Deferred revenues	76,867	72,259	9,899
Contingent liabilities	459,436	476,107	65,226
Other current liabilities	437,260	404,288	55,387
Total current liabilities	1,373,981	1,429,276	195,809
Deferred tax liabilities	243,466	246,093	33,715
Operating lease liabilities, non-current	77,652	75,725	10,374
Other non-current liabilities	22,985	15,011	2,056
Total Liabilities	1,718,084	1,766,105	241,954
Equity	9,803,041	10,012,740	1,371,740
Total Liabilities and Equity	11,521,125	11,778,845	1,613,694

Noah Holdings Limited
Condensed Consolidated Income Statements
(unaudited)

	Three months ended
	December 31,	December 31,	December 31,
	2023	2024	2024	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	303,460	131,086	17,959	(56.8)%
Recurring service fees	167,109	158,733	21,746	(5.0)%
Performance-based income	146	34,824	4,771	23752.1%
Other service fees	59,244	52,434	7,183	(11.5)%
Total revenues from others	529,959	377,077	51,659	(28.8)%
Revenues from funds Gopher/Olive manages:
One-time commissions	4,455	4,318	592	(3.1)%
Recurring service fees	262,363	261,904	35,881	(0.2)%
Performance-based income	11,762	14,490	1,985	23.2%
Total revenues from funds Gopher/Olive manages	278,580	280,712	38,458	0.8%
Total revenues	808,539	657,789	90,117	(18.6)%
Less: VAT related surcharges	(9,031)	(5,882)	(806)	(34.9)%
Net revenues	799,508	651,907	89,311	(18.5)%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(140,673)	(149,641)	(20,501)	6.4%
Others	(160,077)	(204,031)	(27,953)	27.5%
Total compensation and benefits	(300,750)	(353,672)	(48,454)	17.6%
Selling expenses	(157,399)	(78,877)	(10,806)	(49.9)%
General and administrative expenses	(98,637)	(73,483)	(10,067)	(25.5)%
Reversal of (provision for) credit losses	1,025	(18,894)	(2,588)	(1943.3)%
Other operating expenses	(25,649)	(17,198)	(2,356)	(32.9)%
Government grants	2,626	27,791	3,807	958.3%
Total operating costs and expenses	(578,784)	(514,333)	(70,464)	(11.1)%
Income from operations	220,724	137,574	18,847	(37.7)%
Other income (expense):
Interest income	44,389	38,563	5,283	(13.1)%
Investment (loss) income	(53,567)	18,233	2,498	N.A.
Settlement reversal	-	978	134	N.A.
Contingent litigation reversal	-	14,000	1,918	N.A.
Other (expense) income	(16,933)	43,829	6,005	N.A.
Total other (expense) income	(26,111)	115,603	15,838	N.A.
Income before taxes and income from equity in affiliates	194,613	253,177	34,685	30.1%
Income tax expense	(34,068)	(96,612)	(13,236)	183.6%
Income (loss) from equity in affiliates	52,795	(42,884)	(5,875)	N.A.
Net income	213,340	113,681	15,574	(46.7)%
Less: net (loss) income attributable to non-controlling interests	(3,190)	3,930	538	N.A.
Net income attributable to Noah shareholders	216,530	109,751	15,036	(49.3)%
Income per ADS, basic	3.12	1.56	0.21	(50.0)%
Income per ADS, diluted	3.12	1.55	0.21	(50.3)%

Margin analysis:
Operating margin	27.6%	21.1%	21.1%
Net margin	26.7%	17.4%	17.4%

Weighted average ADS equivalent[1]:
Basic	69,487,210	70,296,590	70,296,590
Diluted	69,500,978	70,901,802	70,901,802
ADS equivalent outstanding at end of period	65,261,465	66,078,707	66,078,707

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary share represents one ADSs.

Noah Holdings Limited
Condensed Consolidated Income Statements
(Audited)

	Twelve months ended
	December 31,	December 31,	December 31,
	2023	2024	2024	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	1,072,838	614,258	84,153	(42.7)%
Recurring service fees	707,580	631,505	86,516	(10.8)%
Performance-based income	16,344	47,841	6,554	192.7%
Other service fees	270,579	186,108	25,497	(31.2)%
Total revenues from others	2,067,341	1,479,712	202,720	(28.4)%
Revenues from funds Gopher/Olive manages:
One-time commissions	16,365	21,288	2,916	30.1%
Recurring service fees	1,112,850	1,015,436	139,114	(8.8)%
Performance-based income	121,265	104,898	14,371	(13.5)%
Total revenues from funds Gopher/Olive manages	1,250,480	1,141,622	156,401	(8.7)%
Total revenues	3,317,821	2,621,334	359,121	(21.0)%
Less: VAT related surcharges	(23,125)	(20,352)	(2,788)	(12.0)%
Net revenues	3,294,696	2,600,982	356,333	(21.1)%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(655,460)	(562,523)	(77,065)	(14.2)%
Others	(801,293)	(786,928)	(107,809)	(1.8)%
Total compensation and benefits	(1,456,753)	(1,349,451)	(184,874)	(7.4)%
Selling expenses	(485,778)	(269,038)	(36,858)	(44.6)%
General and administrative expenses	(275,727)	(296,751)	(40,655)	7.6%
Reversal of (provision for) credit losses	7,028	(23,882)	(3,272)	N.A.
Other operating expenses	(112,506)	(93,210)	(12,770)	(17.2)%
Government grants	126,955	65,239	8,938	(48.6)%
Total operating costs and expenses	(2,196,781)	(1,967,093)	(269,491)	(10.5)%
Income from operations	1,097,915	633,889	86,842	(42.3)%
Other income (expense):
Interest income	161,926	155,751	21,338	(3.8)%
Investment (loss) income	(61,486)	50,152	6,871	N.A.
Settlement reversal	-	12,454	1,706	N.A.
Contingent litigation reversal	-	14,000	1,918	N.A.
Other income	10,892	1,359	186	(87.5)%
Total other income	111,332	233,716	32,019	109.9%
Income before taxes and income from equity in affiliates	1,209,247	867,605	118,861	(28.3)%
Income tax expense	(262,360)	(268,591)	(36,797)	2.4%
Income (loss) from equity in affiliates	54,128	(112,010)	(15,345)	N.A.
Net income	1,001,015	487,004	66,719	(51.3)%
Less: net (loss) income attributable to non-controlling interests	(8,479)	11,559	1,584	N.A.
Net income attributable to Noah shareholders	1,009,494	475,445	65,135	(52.9)%
Income per ADS, basic	14.53	6.78	0.93	(53.3)%
Income per ADS, diluted	14.53	6.75	0.92	(53.5)%

Margin analysis:
Operating margin	33.3%	24.4%	24.4%
Net margin	30.4%	18.7%	18.7%

Weighted average ADS equivalent[1]:
Basic	69,473,972	70,169,529	70,169,529
Diluted	69,484,516	70,470,251	70,470,251
ADS equivalent outstanding at end of period	65,261,465	66,078,707	66,078,707

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary share represents one ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	December 31,	December 31,	December 31,
	2023	2024	2024	Change
	RMB'000	RMB'000	USD'000
Net income	213,340	113,681	15,574	(46.7)%
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(68,333)	121,470	16,641	N.A.
Comprehensive income	145,007	235,151	32,215	62.2%
Less: Comprehensive (loss) income attributable to non-controlling interests	(3,287)	3,918	537	N.A.
Comprehensive income attributable to Noah shareholders	148,294	231,233	31,678	55.9%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(Audited)

	Twelve months ended
	December 31,	December 31,	December 31,
	2023	2024	2024	Change
	RMB'000	RMB'000	USD'000
Net income	1,001,015	487,004	66,719	(51.3)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	76,990	112,131	15,362	45.6%
Comprehensive income	1,078,005	599,135	82,081	(44.4)%
Less: Comprehensive (loss) income attributable to non-controlling interests	(8,651)	11,758	1,611	N.A.
Comprehensive income attributable to Noah shareholders	1,086,656	587,377	80,470	(45.9)%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	December 31, 2023	December 31, 2024	Change
Number of registered clients	455,827	462,049	1.4%

	Three months ended
	December 31, 2023	December 31, 2024	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	9,033	8,862	(1.9)%
Transaction value:
Private equity products	717	1,255	74.9%
Private secondary products	4,153	4,732	14.0%
Mutual fund products	10,901	9,810	(10.0)%
Other products	764	454	(40.6)%
Total transaction value	16,535	16,251	(1.7)%

	Twelve months ended
	December 31, 2023	December 31, 2024	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	22,453	17,210	(23.4)%
Transaction value:
Private equity products	3,330	4,775	43.4%
Private secondary products	18,403	16,201	(12.0)%
Mutual fund products	47,837	39,573	(17.3)%
Other products	4,486	3,263	(27.3)%
Total transaction value	74,056	63,811	(13.8)%

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)
	Three months ended December 31, 2024
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	10,448	55	3,971	92,234	3,166	21,212	-	131,086
Recurring service fees	92,505	41,895	-	7,237	16,887	-	209	158,733
Performance-based income	29,740	4,908	-	-	176	-	-	34,824
Other service fees	-	-	-	24,823	-	10,638	16,973	52,434
Total revenues from others	132,693	46,858	3,971	124,294	20,229	31,850	17,182	377,077
Revenues from funds Gopher/Olive manages
One-time commissions	2,889	-	-	1,000	429	-	-	4,318
Recurring service fees	12,207	145,406	-	31,287	73,004	-	-	261,904
Performance-based income	51	6,712	-	-	7,727	-	-	14,490
Total revenues from funds Gopher/Olive manages	15,147	152,118	-	32,287	81,160	-	-	280,712
Total revenues	147,840	198,976	3,971	156,581	101,389	31,850	17,182	657,789
Less: VAT related surcharges	(1,605)	(271)	(26)	-	-	-	(3,980)	(5,882)
Net revenues	146,235	198,705	3,945	156,581	101,389	31,850	13,202	651,907
Operating costs and expenses:
Compensation and benefits
Relationship managers	(29,268)	(22,172)	(4,435)	(80,851)	(8,375)	(4,540)	-	(149,641)
Others	(8,645)	(15,709)	(7,520)	(29,584)	(13,843)	(11,468)	(117,262)	(204,031)
Total compensation and benefits	(37,913)	(37,881)	(11,955)	(110,435)	(22,218)	(16,008)	(117,262)	(353,672)

Selling expenses	(2,689)	(3,493)	(1,100)	(26,829)	(3,545)	(5,036)	(36,185)	(78,877)
General and administrative expenses	(535)	(5,022)	(2,963)	(2,314)	(1,322)	(3,497)	(57,830)	(73,483)
Provision for credit losses	-	-	-	-	-	(1,912)	(16,982)	(18,894)
Other operating expenses	(681)	(512)	(430)	-	-	(4,122)	(11,453)	(17,198)
Government grants	8,689	6,135	470	-	-	-	12,497	27,791
Total operating costs and expenses	(33,129)	(40,773)	(15,978)	(139,578)	(27,085)	(30,575)	(227,215)	(514,333)
Income (loss) from operations	113,106	157,932	(12,033)	17,003	74,304	1,275	(214,013)	137,574

Noah Holdings Limited

Segment Condensed Income Statements

(Audited)

	Twelve months ended December 31, 2024
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	18,619	1,354	43,204	435,937	14,785	100,359	-	614,258
Recurring service fees	365,992	188,545	-	22,694	52,952	-	1,322	631,505
Performance-based income	38,058	4,908	-	-	4,875	-	-	47,841
Other service fees	-	-	-	89,846	-	38,507	57,755	186,108
Total revenues from others	422,669	194,807	43,204	548,477	72,612	138,866	59,077	1,479,712
Revenues from funds Gopher/Olive manages
One-time commissions	13,358	-	-	5,551	2,379	-	-	21,288
Recurring service fees	56,441	556,742	-	120,669	281,584	-	-	1,015,436
Performance-based income	1,301	21,659	-	-	81,938	-	-	104,898
Total revenues from funds Gopher/Olive manages	71,100	578,401	-	126,220	365,901	-	-	1,141,622
Total revenues	493,769	773,208	43,204	674,697	438,513	138,866	59,077	2,621,334
Less: VAT related surcharges	(5,017)	(1,101)	(337)	-	-	-	(13,897)	(20,352)
Net revenues	488,752	772,107	42,867	674,697	438,513	138,866	45,180	2,600,982
Operating costs and expenses:
Compensation and benefits
Relationship managers	(128,189)	(71,316)	(53,904)	(294,973)	(3,730)	(10,411)	-	(562,523)
Others	(42,730)	(80,182)	(41,280)	(154,506)	(55,104)	(46,253)	(366,873)	(786,928)
Total compensation and benefits	(170,919)	(151,498)	(95,184)	(449,479)	(58,834)	(56,664)	(366,873)	(1,349,451)
Selling expenses	(8,429)	(10,574)	(5,599)	(106,175)	(22,321)	(12,177)	(103,763)	(269,038)
General and administrative expenses	(2,012)	(12,807)	(23,696)	(13,589)	(3,759)	(7,307)	(233,581)	(296,751)
Provision for credit losses	(88)	(10,083)	-	-	-	(7,307)	(6,404)	(23,882)
Other operating expenses	(1,771)	(23,829)	(449)	-	-	(9,944)	(57,217)	(93,210)
Government grants	13,448	10,796	479	-	-	-	40,516	65,239
Total operating costs and expenses	(169,771)	(197,995)	(124,449)	(569,243)	(84,914)	(93,399)	(727,322)	(1,967,093)
Income (loss) from operations	318,981	574,112	(81,582)	105,454	353,599	45,467	(682,142)	633,889

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended December 31, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	131,086	-	-	131,086
Recurring service fees	158,733	-	-	158,733
Performance-based income	34,824	-	-	34,824
Other service fees	40,451	-	11,983	52,434
Total revenues from others	365,094	-	11,983	377,077
Revenues from funds Gopher/Olive manages
One-time commissions	3,422	896	-	4,318
Recurring service fees	91,264	170,640	-	261,904
Performance-based income	-	14,490	-	14,490
Total revenues from funds Gopher/Olive manages	94,686	186,026	-	280,712
Total revenues	459,780	186,026	11,983	657,789
Less: VAT related surcharges	(2,397)	(271)	(3,214)	(5,882)
Net revenues	457,383	185,755	8,769	651,907
Operating costs and expenses:
Compensation and benefits
Relationship managers	(140,276)	(9,365)	-	(149,641)
Others	(136,829)	(56,279)	(10,923)	(204,031)
Total compensation and benefits	(277,105)	(65,644)	(10,923)	(353,672)
Selling expenses	(56,588)	(10,871)	(11,418)	(78,877)
General and administrative expenses	(41,706)	(20,334)	(11,443)	(73,483)
Provision for credit losses	(15,724)	(577)	(2,593)	(18,894)
Other operating expenses	(13,576)	(465)	(3,157)	(17,198)
Government grants	21,645	6,135	11	27,791
Total operating costs and expenses	(383,054)	(91,756)	(39,523)	(514,333)
Income (loss) from operations	74,329	93,999	(30,754)	137,574

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended December 31, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	303,460	-	-	303,460
Recurring service fees	167,109	-	-	167,109
Performance-based income	146	-	-	146
Other service fees	50,644	-	8,600	59,244
Total revenues from others	521,359	-	8,600	529,959
Revenues from funds Gopher manages
One-time commissions	4,350	105	-	4,455
Recurring service fees	87,399	174,964	-	262,363
Performance-based income	-	11,762	-	11,762
Total revenues from funds Gopher manages	91,749	186,831	-	278,580
Total revenues	613,108	186,831	8,600	808,539
Less: VAT related surcharges	(2,778)	(650)	(5,603)	(9,031)
Net revenues	610,330	186,181	2,997	799,508
Operating costs and expenses:
Compensation and benefits
Relationship managers	(132,666)	(8,007)	-	(140,673)
Others	(127,236)	(24,783)	(8,058)	(160,077)
Total compensation and benefits	(259,902)	(32,790)	(8,058)	(300,750)
Selling expenses	(119,891)	(27,974)	(9,534)	(157,399)
General and administrative expenses	(63,627)	(27,058)	(7,952)	(98,637)
Provision for (reversal of) credit losses	(2,897)	(1,429)	5,351	1,025
Other operating expenses	(15,790)	(1,562)	(8,297)	(25,649)
Government grants	2,502	124	-	2,626
Total operating costs and expenses	(459,605)	(90,689)	(28,490)	(578,784)
Income (loss) from operations	150,725	95,492	(25,493)	220,724

Noah Holdings Limited

Segment Condensed Income Statements

(Audited)

	Twelve months ended December 31, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	614,258	-	-	614,258
Recurring service fees	631,505	-	-	631,505
Performance-based income	47,841	-	-	47,841
Other service fees	141,631	-	44,477	186,108
Total revenues from others	1,435,235	-	44,477	1,479,712
Revenues from funds Gopher/Olive manages
One-time commissions	20,110	1,178	-	21,288
Recurring service fees	351,998	663,438	-	1,015,436
Performance-based income	1,089	103,809	-	104,898
Total revenues from funds Gopher/Olive manages	373,197	768,425	-	1,141,622
Total revenues	1,808,432	768,425	44,477	2,621,334
Less: VAT related surcharges	(7,726)	(1,081)	(11,545)	(20,352)
Net revenues	1,800,706	767,344	32,932	2,600,982
Operating costs and expenses:
Compensation and benefits
Relationship managers	(531,172)	(31,351)	-	(562,523)
Others	(534,031)	(213,668)	(39,229)	(786,928)
Total compensation and benefits	(1,065,203)	(245,019)	(39,229)	(1,349,451)
Selling expenses	(195,830)	(46,811)	(26,397)	(269,038)
General and administrative expenses	(184,688)	(70,795)	(41,268)	(296,751)
Provision for (reversal of) credit losses	(22,157)	(3,698)	1,973	(23,882)
Other operating expenses	(43,107)	(23,948)	(26,155)	(93,210)
Government grants	54,324	10,797	118	65,239
Total operating costs and expenses	(1,456,661)	(379,474)	(130,958)	(1,967,093)
Income (loss) from operations	344,045	387,870	(98,026)	633,889

Noah Holdings Limited

Segment Condensed Income Statements

(Audited)

	Twelve months ended December 31, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	1,072,838	-	-	1,072,838
Recurring service fees	707,580	-	-	707,580
Performance-based income	16,344	-	-	16,344
Other service fees	221,917	-	48,662	270,579
Total revenues from others	2,018,679	-	48,662	2,067,341
Revenues from funds Gopher manages
One-time commissions	13,732	2,633	-	16,365
Recurring service fees	398,226	714,624	-	1,112,850
Performance-based income	69,977	51,288	-	121,265
Total revenues from funds Gopher manages	481,935	768,545	-	1,250,480
Total revenues	2,500,614	768,545	48,662	3,317,821
Less: VAT related surcharges	(9,365)	(2,374)	(11,386)	(23,125)
Net revenues	2,491,249	766,171	37,276	3,294,696
Operating costs and expenses:
Compensation and benefits
Relationship managers	(631,082)	(24,378)	-	(655,460)
Others	(544,804)	(224,308)	(32,181)	(801,293)
Total compensation and benefits	(1,175,886)	(248,686)	(32,181)	(1,456,753)
Selling expenses	(370,861)	(88,827)	(26,090)	(485,778)
General and administrative expenses	(193,248)	(59,367)	(23,112)	(275,727)
Provision for (reversal of) credit losses	(910)	(921)	8,859	7,028
Other operating expenses	(44,042)	(3,348)	(65,116)	(112,506)
Government grants	103,597	21,638	1,720	126,955
Total operating costs and expenses	(1,681,350)	(379,511)	(135,920)	(2,196,781)
Income (loss) from operations	809,899	386,660	(98,644)	1,097,915

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended December 31, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	252,351	103,635	11,983	367,969
Overseas	207,429	82,391	-	289,820
Total revenues	459,780	186,026	11,983	657,789

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended December 31, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	262,775	110,975	8,600	382,350
Overseas	350,333	75,856	-	426,189
Total revenues	613,108	186,831	8,600	808,539

Noah Holdings Limited

Supplement Revenue Information by Geography

(Audited)

	Twelve months ended December 31, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	932,127	392,654	44,477	1,369,258
Overseas	876,305	375,771	-	1,252,076
Total revenues	1,808,432	768,425	44,477	2,621,334

Noah Holdings Limited
Supplement Revenue Information by Geography

(Audited)

	Twelve months ended December 31, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	1,366,538	469,193	48,662	1,884,393
Overseas	1,134,076	299,352	-	1,433,428
Total revenues	2,500,614	768,545	48,662	3,317,821

Noah Holdings Limited

Supplement Revenue Information by Product Types

(unaudited)

	Three months ended
	December 31, 2023	December 31, 2024	Change

	(in thousands of RMB, except percentages)
Mainland China:
Public securities products [1]	121,133	147,840	22.0%
Private equity products	196,088	198,976	1.5%
Insurance products	49,673	3,971	(92.0)%
Others	15,456	17,182	11.2%
Subtotal	382,350	367,969	(3.8)%

Overseas:
Investment products [2]	131,016	140,621	7.3%
Insurance products	248,027	106,058	(57.2)%
Online business [3]	3,218	9,782	204.0%
Others	43,928	33,359	(24.1)%
Subtotal	426,189	289,820	(32.0)%
Total revenues	808,539	657,789	(18.6)%

[1] Includes mutual funds and private secondary products.

[2] Includes non-money market mutual fund products, discretionary products, private secondary products, private equity products, real estate products and private credit products.

[3] Includes money market mutual fund products, securities brokerage business.

Noah Holdings Limited

Supplement Revenue Information by Product Types

(unaudited)

	Twelve months ended
	December 31, 2023	December 31, 2024	Change

	(in thousands of RMB, except percentages)
Mainland China:
Public securities products [1]	568,104	493,769	(13.1)%
Private equity products	865,798	773,208	(10.7)%
Insurance products	371,863	43,204	(88.4)%
Others	78,628	59,077	(24.9)%
Subtotal	1,884,393	1,369,258	(27.3)%

Overseas:
Investment products [2]	589,138	598,578	1.6%
Insurance products	642,404	501,799	(21.9)%
Online business [3]	9,195	30,032	226.6%
Others	192,691	121,667	(36.9)%
Subtotal	1,433,428	1,252,076	(12.7)%
Total revenues	3,317,821	2,621,334	(21.0)%

[1] Includes mutual funds and private secondary products.

[2] Includes non-money market mutual fund products, discretionary products, private secondary products, private equity products, real estate products and private credit products.

[3] Includes money market mutual fund products, securities brokerage business.

Noah Holdings Limited

Supplement Information of Overseas Business

(unaudited)

	Three months ended
	December 31, 2023	December 31, 2024	Change
Net Revenues from Overseas (RMB, million)	426.2	289.8	(32.0)%
Number of Overseas Registered Clients	14,929	17,654	18.3%
Number of Overseas Active Clients	2,517	2,914	15.8%
Transaction Value of Overseas Investment Products (RMB, billion)	5.9	7.1	20.3%
Number of Overseas Relationship Managers	89	138	55.1%
Overseas Assets Under Management (RMB, billion)	36.0	42.6	18.3%

Noah Holdings Limited

Supplement Information of Overseas Business

(unaudited)

	Twelve months ended
	December 31, 2023	December 31, 2024	Change
Net Revenues from Overseas (RMB, million)	1,433.4	1,252.1	(12.7)%
Number of Overseas Registered Clients	14,929	17,654	18.3%
Number of Overseas Active Clients	4,629	5,544	19.8%
Transaction Value of Overseas Investment Products (RMB, billion)	23.8	31.1	30.7%
Number of Overseas Relationship Managers	89	138	55.1%
Overseas Assets Under Management (RMB, billion)	36.0	42.6	18.3%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	December 31,	December 31,
	2023	2024	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	216,530	109,751	(49.3)%
Adjustment for share-based compensation	21,935	30,705	40.0%
Adjustment for settlement expense reversal	-	(978)	N.A.
Less: tax effect of adjustments	4,740	7,030	48.3%
Adjusted net income attributable to Noah shareholders (non-GAAP)	233,725	132,448	(43.3)%

Net margin attributable to Noah shareholders	27.1%	16.8%
Non-GAAP net margin attributable to Noah shareholders	29.2%	20.3%
Net income attributable to Noah shareholders per ADS, diluted	3.12	1.55	(50.3)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	3.36	1.87	(44.3)%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31	December 31
	2023	2024	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	1,009,494	475,445	(52.9)%
Adjustment for share-based compensation	11,530	109,030	845.6%
Adjustment for settlement expense reversal	-	(12,454)	N.A.
Less: tax effect of adjustments	2,220	21,836	883.6%
Adjusted net income attributable to Noah shareholders (non-GAAP)	1,018,804	550,185	(46.0)%

Net margin attributable to Noah shareholders	30.6%	18.3%
Non-GAAP net margin attributable to Noah shareholders	30.9%	21.2%
Net income attributable to Noah shareholders per ADS, diluted	14.53	6.75	(53.5)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	14.66	7.81	(46.7)%